Exhibit 99.4

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Marfrig and BRF business combination

Executive summary 2 Strategic rationale Consolidation of our global food business, boosting our brands through a robust multi - protein platform Synergies Acceleration and realization of opportunities uniquely enabled by the merger of the companies Governance Preserving our established high standards of governance, strengthened by the leadership of an experienced strategic controller and supported by a high - performance team 1 2 3

Marfrig and BRF's business combination marks a new chapter in a successful journey



Perdigão foundation
1934
Perdigão issues ADRs in NYSE
2000
brf
BRF Sadia and Perdigão M&A
2009
Banvit
Acquisition of Turkey operations
2017
1944
Sadia foundation
Sadia
1971
Sadia IPO
1991
Sadia creates Qualy
Acquisition of food Processing plant in Saudi Arabia (Dammam)
2021
Marfrig acquires minority stake in BRF
2022
Marfrig elects BRF's Board of Directors
Marfrig becomes the controlling shareholder of BRF
2023
Marfrig sells plants in Latin America to Minerva
Marfrig and BRF
BUSINESS COMBINATION
2025
REDOMICILIATION
CAPTURE OF SYNERGIES
2000
Marfrig foundation
Marfrig
2007
Marfrig IPO
2018
National Beef
Purchase of National Beef
2019
Purchase of Iowa Premium Beef (EUA) and Várzea Grande (BRA)
Marcos Molina
Chairman and Controller of BRF and Marfrig

Source: Company

3

Strengthened global presence Strengthening our presence as a dominant force in the food market, powering expansion into new markets Multiprotein platform with strong and recognized brands Portfolio complementarity expanding cross - sell opportunities Financial strength and stability Increased scale and diversification of operations strengthens resilience and mitigates risks Management with expertise in creating long - term value Team committed to excellence and with a solid track record in improving results Synergy capture Significant impact on revenue, operational and tax synergies Potential redomiciliation Unlocking shareholder value through the redomiciliation of a global platform with a broad presence in the North American market Consolidation of our global food business 4 4

Source: Company Note: (1) Considers the closing of the Uruguay transaction; (2) Including a plant of Addoha Poultry Company in Saudi Arabia, in which BRF Arabia holds a minority stake of 26% 5 Brazil 3 Industrial complexes 1 Processing units 3 Distribution centers 37 Industrial plants 53 Distribution centers Uruguay¹ 1 Industrial complex 1 Processing plant 1 Feedlot 2 Commercial offices Argentina 1 Industrial complex 3 Industrial plants 1 Commercial office Paraguay 1 Pet food unit 1 Commercial office Chile 4 Distribution centers 2 Commercial offices Middle East 3 Industrial plants² 11 Distribution centers 1 Commercial office South Africa 1 Administrative office Austria 1 Administrative office Turkey 3 Industrial plants 25 Distribution centers 3 Administrative offices Asia 1 Industrial plant 4 Commercial offices A global multi - protein company in 117 countries USA 3 Slaughter units 5 Processing units 1 Commercial office Marfrig + BRF United Kingdom 1 Commercial office

Source: Companies’ documents 6 ENDORSEMENTS BRANDS BRF BRANDS MARFRIG In Natura Chicken, pork, turkey, and beef Processed food Ready meals, sausages, cold cuts, deli meats, pâtés, burgers, canned goods, pre - cooked items, and jerked beef Pet Feed and treats Ingredients Viscera meal, fats, and hydrolysates Leadership in complementary segments, unique portfolio of iconic brands

Source: Company 2018 2022 2024 Revenues from value - added products (%) Value - added products capacity (thousands tons/year) Consolidated Adjusted EBITDA Margin (%) 7 Highlights and competitive advantages Industrial complexes with scale and efficiency Value - Added Portfolio Focus on products with premium brands and markets Export certifications for over 100 countries 5.5% 5% 126 8.4% 19% 244 11.2% 25% 268 Marfrig South America: Growth strategy focused on brands and value - added products

92 94 94 95 94 94 92 89 87 428 937 1,327 2,229 1,033 386 255 62 95 572 133 166 203 192 317 164 498 70 667 1.035 99 1.460 2.395 1.236 577 164 2016 2017 2018 2019 2020 2021 2022 2023 2024 CAPEX Dividend distributed Dividends distributed and CAPEX (US$mm) Dividends distributed between 2016 and 2024 totaled US$ 7.2bn 6% 9% 11% 15% 22% 11% 4% 2% 9% 12% 21% 9% 1% 2% 2% 7% 6% 6% 8% 7% 7% 10% 18% 13% 0% 1% 2016 2017 2018 2019 2020 2021 2022 2023 (1%) 2024 Investments between 2016 and 2024 totaled US$ 1.2bi Competitor #1 1 Competitor #2 2 Legend Cattle Inventory in the USA (mm heads) Source: Companies Note: (1) For competitor #1 – considers EBIT as per releases; (2) For competitor #2 – considers results from USA, Canada and Australia National Beef: Efficiency and leadership in the premium segment enable consistent competitive advantages and cash conversion One of the most efficient beef industries in the USA 8 Long - term strategic partnership with US Premium Beef Leadership in premium beef production - certified angus Highlights and competitive advantages EBITDA Margin (%) Investment 2018 2019 - 2020 2021 - 2022 2023 - 2024

1Q22 LTM EBITDA Margin (%) 1Q25 LTM Δ Since the beginning of the current administration Source: Companies’ filings Notes: (1) Considers dividend distribution, IoC and share buybacks. Volume (Kton) 5, 088 4, 695 EBITDA (R$bn) +144.4% 4.6 11.1 17.5% 9.2% +8.4p.p. Free Cash Flow (R$bn) 7.0 (6.2) - BRF: Advance in operational excellence with focus on growth and profitability Relevant achievements of BRF under the new Board of Directors BRF+ Efficiency Program Program captures of R$4bn Market diversification 187 new qualifications Shareholder remuneration 1 R$2,850mm 9 +8.4% +3p.p. in share of processed products

43% 24% 20% 13% Net Revenue Breakdown (1Q25 LTM) USA Brazil Asia + Middle East Other internationals 38% 34% 28% Volume Breakdown (1Q25 LTM) Marfrig & BRF: Consolidated net revenue of R$152 billion in the last 12 months 1 Source: Companies’ filings. Notes: (1) Considers consolidated net revenue for the last 12 months for 1Q25 LTM. Processed Products Poultry and Pork (In Natura) Beef (In Natura) 10 10

Concrete plan to capture synergies

Revenue and Costs	Expenses	Taxes
✓ Acceleration of cross-selling opportunities, including volumes and other commercial fronts through logistical capillarity and brand strength ✓ Synergies in the supply chain (raw materials, packaging and inputs)	✓ Unification of commercial and logistics structure ✓ Consolidation of a single operating system ✓ Optimization of the corporate structure	✓ Accelerated use of tax credits ✓ Amortization of the step-up of BRF's assets to optimize the tax rates
R$485mm per year	**R$320mm** per year	**Tax impact:** **~R$3bn** in NPV(1)(2)
EBITDA total impact: **R$805mm** per year		

Source: Companies' filings.
Notes: (1) The tax NPV assumes the execution of the corporate incorporation and is based on the future performance of the companies; (2) Tax NPV partially composed of monetization of existing credits without necessarily impacting the profit of the combined company.

11

Transaction structure

● Incorporation of BRF shares by Marfrig preceded by Extraordinary Distributions by both companies Proposed Transaction ● Each BRF share grants the right to receive 0.8521 Marfrig share (Business Combination) Exchange Ratio 1 ● After the closing date and after the definition of the amount of the withdrawal right, BRF will distribute up to R$3,520 million and Marfrig up to R$2,500 million as dividends and/or interest on equity Extraordinary Distributions ● Extraordinary Distributions may be reduced as a consequence of disbursements related to the exercise of withdrawal rights or in accordance with the accounting bases available for distribution ● The Exchange Ratio will be adjusted if the values of the Extraordinary Distributions are different from those listed above Adjustments to the Terms ● Under the terms of the Articles 45 and 264 of the Brazilian Corporation Law (“Lei das S.A.”), dissenting shareholders of BRF may opt to exercise their right to receive cash reimbursement at a price of R$19.89 per BRF share Withdrawal Rights 2 Source: Companies’ filings. Notes: (1) The exchange ratio will be adjusted for any other dividend declarations made prior to the transaction closing. (2) For Marfrig shareholders, the reimbursement will be calculated based on the book value per share. Transaction Overview 13

Source: Companies’ filings; Notes: Shareholding structures reflect the current ownership of both companies and disregard treasury shares. (1) Includes the stake of MMS Participações LTDA, Marcos Antonio Molina dos Santos and Marcia Aparecida Pascoal Marçal dos Santos. Current shareholding structure Shareholding structure post - transaction Marfrig other shareholders MBRF 11.6% BRF other shareholders 35.3% Marfrig controlling shareholders 1 Marfrig other shareholders 53.1% 72.7% 27.3% BRF other shareholders Marfrig controlling shareholders 1 41.5% 15.6% 10.6% 32.3% 14 Resulting shareholding structure

Recommendation of the transaction to the Boards of Directors by Independent Committees, signing and market announcement Next steps Indicative timetable x Approval of the Merger Agreement by the Board of Directors of both Companies x Signing of the protocol and justification by the board of directors of both companies x Market announcement x Incorporation protocol x Call for the Extraordinary Shareholders Meeting (EGM) – Marfrig and BRF Voting and approval by the Assembly Closing MAY 16 th JUNE 18 th Call for General Meetings Approval by the Assembly MAY 15 th Note: Next steps does not include the exhaustive list of steps. Timeline deadlines may change 15 Transaction timetable and next steps JULY 28 th Closing

Q&A 16

Appendix

MARFRIG BRF 4 th Tier 12 th Global, 2023 +60 Diversity Ambassadors Spread across Brazil in 2023 BBB Level Agriculture Internship Program Promotion of training opportunities for interns , creating a talent pipeline Climate Change: B Water Security : C + 40 different nationalities Among BRF employees Marfrig Club Program for the dissemination of sustainable practices to suppliers in the company's supply chain Climate Change: A Forests : A Water Security : A Bezerro Sustentável Program Promotion of land regularization and animal traceability to producers 1 st Protein Sector, 2024 4 th Global, 2024 2 nd Tier Marfrig Verde + Environmental regularization program for Marfrig's supplier farms Source: Company 18 Commitment to ESG initiatives Marfrig and BRF lead the global ESG rankings

Net revenue (R$ mm) Adjusted EBITDA and adjusted EBITDA margin (R$ mm, %) Leverage evolution (x) Source: Companies’ filings. Note: (1) Adjusted for the proposed dividend distribution and the receipt of proceeds from the sale of Uruguay's assets. 19 Consolidated financial metrics 3.71x 3.43x 3.38x 3.00x 2.82x 2.69x 2.93x 3.87x 3.39x 3.05x 2.86x 2.47x 2.62x 2.85x 1Q25 Proforma 1 4Q23 1Q24 2Q24 4Q24 1Q25 3Q24 R$mm US$mm 47% 46% 46% 11% 12% 11% 42% 42% 47% 126,475 144,153 152,344 2023 Marfrig North America 2024 Marfrig South America 1Q25 LTM BRF 24% 11% 9% 19% 13% 12% 55% 77% 79% 8,555 13,642 14,192 6.8% 9.5% 9.3% 2023 Marfrig North America 2024 Marfrig South America 1Q25 LTM EBITDA Margin (%) BRF